One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

Megan N. Gates | 617 348 4443 | mngates@mintz.com

May 7, 2008

VIA EDGAR SUBMISSION AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Attention:  Ms. Kate Tillan

Re:	Caliper Life Sciences, Inc.
Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2007 Filed March 17, 2008 Form 8-K dated February 26, 2008 File No. 001-32976

Ladies and Gentlemen:

On behalf of Caliper Life Sciences, Inc. (the “Company” or “Caliper”), we are hereby responding to the comments contained in the letter dated April 30, 2008 from Kate Tillan of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Peter F. McAree, the Company’s Chief Financial Officer. The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company.

In connection with the responses, please note that the Company has filed with the Commission Amendment No. 2 (“Amendment No. 2”) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (File No. 001-32976), initially filed with the Commission on March 14, 2008 and amended on March 17, 2008 (the “Form 10-K”).

On behalf of the Company, we advise you as follows:

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2007

Exhibits

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | WASHINGTON | NEW YORK | STAMFORD | LOS ANGELES | PALO ALTO | SAN DIEGO | LONDON

1.                                       Comment: Please tell us why your certifications do not contain paragraphs 4 and 5 under Rule 13A-14(A) and 15D-14(A).

Response: The Company has revised the certifications set forth as exhibits to Amendment No. 2 to include paragraphs 4 and 5 under Rule 13A-14(A) and 15D-14(A) in response to the Staff’s comment. The omission of such paragraphs from the certifications set forth as exhibits to Amendment No. 1 to the Form 10-K was inadvertent.

Form 8-K dated February 26, 2008

2.                                       Comment: We note that you present your non-GAAP measures in the form of Adjusted Consolidated Statements of Operations.  The format may be confusing to investors as it reflects an adjusted statement of operations with several non-GAAP measures.  Furthermore, it is not clear whether management uses all of these non-GAAP measures or they are shown here as a result of the presentation format.  Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K for each non-GAAP measure presented.  Please also see Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.  In addition, you should explain why you believe each non-GAAP measure provides useful information to investors.

•                                          To eliminate investor confusion, please remove the non-GAAP adjusted consolidated statements of operations from future filings and only disclosure those non-GAAP measures used by management with the appropriate reconciliations and explanations.

•                                          Otherwise, confirm that you will revise the presentation of non-GAAP financial information that you furnish in future filings to provide all of the disclose required by Item 10(e)(1)(i) of Regulation S-K and FAQ 8 for each non-GAAP measure presented, and provide us with a sample of your proposed disclosure.

Response: On behalf of the Company, we confirm that the Company will remove the non-GAAP adjusted consolidated statements of operations from future filings and will only disclose those non-GAAP measures used by management with the appropriate reconciliations and explanations.

The Company hereby acknowledges that:

2

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*          *          *

If you have any questions regarding Amendment No. 2 or the foregoing information, kindly contact the undersigned at (617) 348-4443 or James Chicoski of this firm at (617) 348-1738.  Thank you for your time and attention.

Very truly yours,

/s/ Megan N. Gates

Megan N. Gates

cc:  Caliper Life Sciences, Inc.

Stephen Creager, Esq.

Mr. Peter McAree

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

William T. Whelan, Esq.

James Chicoski, Esq.